UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration Number 333-223476) and any related prospectuses, as such Registration Statement and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2018 and for the Three and Six Months Ended June 30, 2018 and 2017

99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2018 and 2017

101	The following materials from this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2018 and 2017, (ii) Unaudited Condensed Consolidated Statements Comprehensive Loss for the Three and Six Month periods ended June 30, 2018 and 2017 (iii) Unaudited Condensed Consolidated Statements of Financial Position as at June 30, 2018 and December 31, 2017, (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the Six Month Periods ended June 30, 2018 and 2017, (v) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Month Periods ended June 30, 2018 and 2017 and (vi) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: October 1, 2018